UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38820

Futu Holdings Limited

11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

+852 2523-3588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change to Audit Committee Members

Mr. Leaf Hua Li has resigned from the audit committee of the board of directors (the “Board”) of Futu Holdings Limited (the “Company”).  Following the change, the audit committee of the Board consists of Ms. Brenda Pui Man Tam and Mr. Vic Haixiang Li, with Ms. Brenda Pui Man Tam serving as the chairperson.

Mr. Leaf Hua Li will continue to serve as the chairman of the Board as well as a member of its compensation committee and the chairperson of its nominating and corporate governance committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Futu Holdings Limited

By	:	/s/ Leaf Hua Li
Name	:	Leaf Hua Li
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 10, 2020